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                          November 6, 2023

       Lester R. Brafman
       Chief Executive Officer
       Cohen & Company Inc.
       2929 Arch Street, Suite 1703
       Philadelphia, PA 19104-2870

                                                        Re: Cohen & Company
Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed October 26,
2023
                                                            File No. 333-275186

       Dear Lester R. Brafman:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact
Madeleine Joy Mateo at 202-551-3465 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Finance
       cc:                                              Darrick M. Mix, Esq.